SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 15, 2009

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________)

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

Enclosure:	Partner Communications Announces S&P Maalot Revises the CreditWatch Implications of its Bonds Rating to "Developing".

PARTNER COMMUNICATIONS ANNOUNCES S&P
MAALOT REVISES THE CREDITWATCH IMPLICATIONS
OF ITS BONDS RATING TO “DEVELOPING”

ROSH HA’AYIN, Israel, July 15, 2009 – Partner Communications Company Ltd. (“Partner” or “the Company”) (NASDAQ and TASE: PTNR), a leading Israeli mobile communications operator, announces that Standard & Poor’s Maalot (“S&P Maalot”) has revised the CreditWatch implications of the Company’s ‘ilAA-’ bond rating from “positive” to “developing” due to the announcement by the parent company that it has been approached by various parties regarding the possible sale of its indirect equity interest in the Company.

In its report, S&P Maalot stated that: “The placement of Partner’s ‘ilAA-’ bond rating on CreditWatch “developing” reflects our opinion that Partner’s rating may be raised, stay stable or even be lowered over the next few months as a result of a possible change in the controlling entity.”

S&P Maalot further stated that: “We continue to see a high probability that the rating will be raised, should Partner’s capital structure remain such that the financial risk profile supports a higher rating.”

About Partner Communications
Partner Communications Company Ltd. (“Partner”) is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and Internet Services Provider) under the orange™ brand. The Company provides mobile communications services to 2.903 million subscribers in Israel (as of March 31, 2009). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

Partner is a subsidiary of Hutchison Telecommunications International Limited (“Hutchison Telecom”), a leading global provider of telecommunications services. Hutchison Telecom currently offers mobile and fixed line telecommunications services in Israel, and operates mobile telecommunications services in Thailand, Sri Lanka, Vietnam and Indonesia. It was the first provider of 3G mobile services in Israel and operates brands including “3", “Hutch”, and “orange”. Hutchison Telecom, a subsidiary of Hutchison Whampoa Limited, is a listed company with American Depositary Shares quoted on the New York Stock Exchange under the ticker “HTX” and shares listed on the Stock Exchange of Hong Kong under the stock code “2332". For more information about Hutchison Telecom, see www.htil.com.

For more information about Partner, see http://www.orange.co.il/investor_site/

Contacts:

Mr. Emanuel Avner	Mr. Oded Degany
Chief Financial Officer	VP Corporate Development, Strategy and IRO
Tel: +972-54-7814951	Tel: +972-54-7814151
Fax: +972-54-7815961	Fax: +972-54 -7814161
E-mail: emanuel.avner@orange.co.il	E-mail: oded.degany@orange.co.il

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd. By: /s/ Emanuel Avner —————————————— Emanuel Avner Chief Financial Officer

Dated: July 15, 2009